Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

NTN Buzztime, Inc.
2231 Rutherford Road, Suite 200
Carlsbad, CA 92008

Dear Stockholder:	January [●], 2012

Enclosed are materials relating to a rights offering by NTN Buzztime, Inc. ("we," "us," "our," or the “Company”), including the Prospectus dated ________, 2012 (the “Prospectus”).  Please carefully review the Prospectus, which describes how you can participate in the rights offering.  You will be able to exercise your subscription rights to purchase shares of the Company’s common stock only during a limited period.  Answers to some frequently asked questions about the rights offering can be found under the heading "Questions and Answers Relating to the Rights Offering" in the Prospectus.  Any prospective purchaser of shares of the Company’s common stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company. The exercise of subscription rights is irrevocable.

Summary of the Terms of the Rights Offering

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We will distribute to each holder of our common stock as of 5:00 p.m. Eastern Time ________, 2012, at no charge, one non-transferable subscription right for each share of common stock owned as of that date. The total number of shares available to all stockholders as a group upon exercise of these subscription rights is 16,000,000. The subscription rights will be evidenced by subscription certificates, which we also refer to as rights certificates. These rights certificates are non-transferable.

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The subscription rights give our stockholders the opportunity to purchase our common stock for $0.25 per share. Each subscription right includes a basic subscription privilege and an over-subscription privilege.  Under the basic subscription privilege, for each share of common stock that you own as of the record date, you will be entitled to purchase 0.[ ] shares of common stock at the subscription price of $0.25 per share.  The over-subscription privilege of each subscription right entitles you, if you have fully exercised your basic subscription privilege, to request to purchase any portion of the shares not purchased by other stockholders through the exercise of their respective basic subscription privileges. If sufficient shares of common stock are available, we will honor the over-subscription requests in full. If, however, over-subscription requests exceed the number of shares of common stock available for sale in the rights offering, we will allocate the available shares of common stock pro rata among each stockholder exercising their over-subscription privilege in proportion to the number of shares of common stock subscribed for by each such stockholder under their basic subscription privilege relative to the number of shares of common stock subscribed for by all stockholders exercising their over-subscription privilege under their basic subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of their over-subscription privilege, then such stockholder will be allocated only that number of shares for which such stockholder over-subscribed, and the remaining shares of common stock will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription requests have been satisfied. In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of our common stock available to you, assuming you fully exercise your basic subscription privilege and are allotted the full amount of your over-subscription as elected by you). We can provide no assurance that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our stockholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent a sufficient amount of shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges. For more information, see the discussion under the heading "The Rights Offering—The Subscription Privileges" of the Prospectus.

•	You are not required to exercise any or all of your subscription rights.

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The certificates representing the shares issued upon exercise of the subscription rights will be sent promptly after the expiration date of the rights offering, which is at 5:00 p.m. Eastern Time on ……, 2012, unless the rights offering is extended, and after all pro rata allocations and adjustments have been completed.

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You must properly complete the enclosed rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent, Broadridge Corporate Issuer Solutions Inc., before 5:00 p.m., Eastern Time, on ________, 2012, unless the expiration date is extended. If you send your rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest.

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The subscription rights will expire after the expiration date of the rights offering, and the subscription rights will have no value and any attempt to exercise a subscription right after the expiration date will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents or payment for the subscription price relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.  See “The Rights Offering—Expiration of the Rights Offering and Extensions and Termination” in the Prospectus.

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If you do not exercise your subscription rights and the rights offering is completed, the number of shares of our common stock you own will not change but your percentage ownership of our total outstanding common stock will decrease because shares will be purchased by other stockholders in the rights offering or the backstop purchaser (as defined in the Prospectus) may purchase shares pursuant to its backstop commitment.  Your percentage ownership of our common stock may also decrease if you do not exercise your basic subscription privilege and over-subscription privilege in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading "Risk Factors—Risks Related to the Rights Offering," in the Prospectus.

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If you have any questions concerning the rights offering, please contact the subscription agent, Broadridge Corporate Issuer Solutions, Inc, 1717 Arch Street, Suite 1300, Philadelphia, PA 19103, by telephone at (855) 627 5089 (toll-free) or by email at shareholder@broadridge.com.

Sincerely,
Michael Bush President and Chief Executive Officer NTN Buzztime, Inc.